Exhibit 99.1

NYSE, TSX: NTR	News Release

February 16, 2022

Nutrien Increases Dividend and Announces Intent to Launch a New Share Repurchase Program

SASKATOON, Saskatchewan – Nutrien Ltd (TSX and NYSE: NTR) announced today its Board of Directors (“Board”) declared a quarterly dividend of US$0.48 per share payable on April 14, 2022, to shareholders of record on March 31, 2022. This represents a four percent increase from the prior dividend declared on November 1, 2021 and equates to an annualized dividend of US$1.92 per share.

The Board also approved the purchase of up to ten percent of the public float (as defined in the TSX Company Manual) of Nutrien’s common shares over a one-year period through a normal course issuer bid (NCIB). Any purchases will commence following the expiration of our current NCIB on February 28, 2022 and will be subject to acceptance by the Toronto Stock Exchange.

Registered shareholders who are residents of Canada as reflected in Nutrien’s shareholders register, as well as beneficial holders (i.e., shareholders who hold their common shares through a broker or other intermediary) whose intermediary is a participant in CDS Clearing and Depositary Services Inc. or its nominee, CDS & Co., will receive their dividend in Canadian dollars, calculated based on the Bank of Canada daily average exchange rate on March 31, 2022. Registered shareholders resident outside of Canada as reflected in Nutrien’s shareholders register, including the United States, as well as beneficial holders whose intermediary is a participant in The Depository Trust Company or its nominee, Cede & Co., will receive their dividend in US dollars. However, registered shareholders of Nutrien may elect to change the currency of their dividend payments to US dollars or Canadian dollars, as applicable. In addition, Nutrien offers registered shareholders direct deposit by electronic funds transfer for dividend payments.

Registered shareholders may elect to change the currency of their dividend and enroll for direct deposit by contacting, Nutrien’s registrar and transfer agent, Computershare Investor Services Inc., directly (1-800-564-6253 or service@computershare.com). Beneficial shareholders should contact their broker or other intermediary to determine the ability and necessary steps involved in an election to change the currency of their dividend payment. For further details, please visit www.nutrien.com/investors/shareholder-information/dividends.

All dividends paid by Nutrien are, pursuant to subsection 89(14) of the Income Tax Act (Canada), designated as eligible dividends.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute approximately 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (together, “forward-looking statements”), including, but not limited to, statements with respect to, among other things, the payment of dividends by Nutrien, including the timing thereof, and Nutrien’s intent to renew its NCIB and repurchase of its shares thereunder.

Such forward-looking statements involve certain known and unknown risks and uncertainties, many of which are beyond our control, which may cause actual results, performance or achievements of Nutrien to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including the receipt by Nutrien of acceptance of its proposed NCIB by the Toronto Stock Exchange, and the risks and uncertainties set forth in our filings with the Canadian securities commissions and the U.S. Securities and Exchange Commission.

All forward-looking statements are made as of the date of this news release. Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable U.S. federal securities laws. All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements.

FOR FURTHER INFORMATION:

Investor Relations

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com

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